Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	€71,033	€75,648	€135,445	€146,123
Revenue from related party	47,524	48,788	84,542	89,349
Total revenue	118,557	124,436	219,987	235,472

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,659	2,980	5,686	6,143
Selling and marketing, including related party (1)(3)	102,229	90,164	191,065	160,230
Technology and content, including related party (1)(2)(3)	12,875	12,405	25,419	24,866
General and administrative, including related party (1)(3)	9,594	10,286	18,153	20,839
Amortization of intangible assets (2)	—	34	23	67
Operating income/(loss)	(8,800)	8,567	(20,359)	23,327

Other income/(expense)
Interest expense	(4)	(1)	(9)	(4)
Interest income	1,014	1,329	1,883	2,289
Other, net	(23)	(57)	(46)	(214)
Total other income, net	987	1,271	1,828	2,071

Income/(loss) before income taxes	(7,813)	9,838	(18,531)	25,398
Expense/(benefit) for income taxes	(2,891)	4,080	(5,272)	9,616
Income/(loss) before equity method investment	(4,922)	5,758	(13,259)	15,782
Income/(loss) from equity method investment	(20)	18	(67)	(118)
Net income/(loss)	€(4,942)	€5,776	€(13,326)	€15,664

Earnings per share available to common stockholders:
Basic	€(0.01)	€0.02	€(0.04)	€0.05
Diluted	(0.01)	0.02	(0.04)	0.04
Shares used in computing earnings per share:
Basic	348,973	343,259	349,032	342,912
Diluted	348,973	352,440	349,032	352,728

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(1) Includes share-based compensation as follows:
Cost of revenue	€34	€38	€59	€71
Selling and marketing	127	132	232	192
Technology and content	360	472	669	786
General and administrative	1,836	1,865	2,671	4,089

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	800	728	1,599	1,491
Amortization of acquired technology included in amortization of intangible assets	—	34	23	67

(3) Includes related party expense as follows:
Selling and marketing	€1	€36	€10	€48
Technology and content	342	412	682	814
General and administrative	12	—	31	24
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income/(loss)	€(4,942)	€5,776	€(13,326)	€15,664
Other comprehensive income:
Currency translation adjustments	2	5	159	3
Total other comprehensive income	2	5	159	3
Comprehensive income/(loss)	€(4,940)	€5,781	€(13,167)	€15,667
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of June 30, 2024	As of December 31, 2023
Current assets:
Cash and cash equivalents	€115,018	€101,847
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €1,037 and €936 at June 30, 2024 and December 31, 2023, respectively	33,635	23,613
Accounts receivable, related party	33,449	19,094
Short-term investments	—	25,225
Tax receivable	3,126	6,774
Prepaid expenses and other current assets	5,809	11,032
Total current assets	191,379	187,927

Property and equipment, net	9,327	10,079
Operating lease right-of-use assets	41,078	42,273
Investments and other assets	8,798	9,176
Intangible assets, net	75,345	75,614
TOTAL ASSETS	€325,927	€325,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€37,392	€17,930
Income taxes payable	51	2,087
Deferred revenue	985	1,176
Payroll liabilities	3,160	2,619
Accrued expenses and other current liabilities	10,740	9,874
Operating lease liability	2,340	2,301
Total current liabilities	54,668	35,987

Operating lease liability	37,254	38,434
Deferred income taxes	20,817	26,549
Other long-term liabilities	9,129	9,075

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized,111,906,375 and 110,919,270 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	6,714	6,655
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	142,486	142,486
Reserves	683,476	681,333
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	234	75
Accumulated deficit	(751,158)	(737,832)
Total stockholders' equity	204,059	215,024
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€325,927	€325,069
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended June 30, 2024	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2024	€6,697	€142,486	€681,687	€(746,216)	€232	€122,307	€207,193
Net loss				(4,942)			(4,942)
Other comprehensive income (net of tax)					2		2
Share-based compensation expense			1,927				1,927
Issuance of common stock related to exercise of options and vesting of RSUs	17		(17)				—
Withholdings on net share settlements of equity awards			(121)				(121)
Balance at June 30, 2024	€6,714	€142,486	€683,476	€(751,158)	€234	€122,307	€204,059

Six months ended June 30, 2024	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2024	€6,655	€142,486	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss				(13,326)			(13,326)
Other comprehensive income (net of tax)					159		159
Share-based compensation expense			2,975				2,975
Issuance of common stock related to exercise of options and vesting of RSUs	59		(59)				—
Withholdings on net share settlements of equity awards			(773)				(773)
Balance at June 30, 2024	€6,714	€142,486	€683,476	€(751,158)	€234	€122,307	€204,059

Three months ended June 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2023	€7,505	€142,486	€(19,960)	€866,562	€(544,708)	€52	€122,307	€574,244
Net income					5,776			5,776
Other comprehensive loss (net of tax)						5		5
Share-based compensation expense				2,507				2,507
Issuance of common stock related to exercise of options and vesting of RSUs	167			(10)				157
Withholdings on net share settlements of equity awards				(3,505)				(3,505)
Balance at June 30, 2023	€7,672	€142,486	€(19,960)	€865,554	€(538,932)	€57	€122,307	€579,184

Six months ended June 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net income					15,664			15,664
Other comprehensive income (net of tax)						3		3
Share-based compensation expense				5,138				5,138
Issuance of common stock related to exercise of options and vesting of RSUs	214			(33)				181
Withholdings on net share settlements of equity awards				(3,538)				(3,538)
Balance at June 30, 2023	€7,672	€142,486	€(19,960)	€865,554	€(538,932)	€57	€122,307	€579,184
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating activities:
Net income/(loss)	€(4,942)	€5,776	€(13,326)	€15,664
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,088	1,073	2,190	2,213
Share-based compensation	2,357	2,507	3,631	5,138
Deferred income taxes	(3,297)	677	(5,732)	(49)
Other, net	130	243	116	1,366
Changes in operating assets and liabilities:
Accounts receivable, including related party	(13,161)	(10,729)	(24,525)	(16,482)
Prepaid expenses and other assets	3,645	(7,972)	5,849	(6,853)
Accounts payable	9,942	12,640	19,459	12,589
Taxes payable/receivable, net	(276)	(3,190)	1,612	(9,797)
Other changes in operating assets and liabilities, net	695	2,421	308	3,918
Net cash provided by/(used in) operating activities	(3,819)	3,446	(10,418)	7,707

Investing activities:
Proceeds from sales and maturities of investments	—	15,000	25,225	20,000
Capital expenditures, including internal-use software and website development	(806)	(946)	(1,387)	(1,696)
Other investing activities, net	—	22	—	23
Net cash provided by/(used in) investing activities	(806)	14,076	23,838	18,327

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(127)	(1,802)	(474)	(1,802)
Proceeds from exercise of option awards	—	157	—	181
Other financing activities, net	(19)	(13)	(37)	(26)
Net cash used in financing activities	(146)	(1,658)	(511)	(1,647)

Effect of exchange rate changes on cash	47	52	262	(309)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,724)	15,916	13,171	24,078
Cash, cash equivalents and restricted cash at beginning of the period	120,084	257,088	102,189	248,926
Cash, cash equivalents and restricted cash at end of the period	€115,360	€273,004	€115,360	€273,004

Supplemental cash flow information:
Cash received for interest	1,002	1,188	1,783	2,004
Cash paid for taxes, net of (refunds)	642	6,543	(1,203)	19,221
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See accompanying notes.

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of June 30, 2024, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.8% and 84.1%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2023 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the Securities and Exchange Commission (“SEC”).
Certain amounts previously reported in the unaudited condensed consolidated financial statements have been reclassified in the accompanying unaudited condensed consolidated financial statements to conform to the current period's presentation, primarily to condense the presentation of operating, investing, and financing activities in the unaudited condensed consolidated statement of cash flows.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2023, except as updated below.
Recent accounting pronouncements not yet adopted
Segment Reporting. In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for fiscal periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Income Taxes. In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal periods beginning after December 15, 2024. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 40% and 38% of total revenues for the three and six months ended June 30, 2024, respectively, compared to 39% and 38% in the same periods in 2023. Expedia Group and its affiliates represents 50% and 45% of total accounts receivable as of June 30, 2024 and December 31, 2023, respectively.
Booking Holdings and its affiliates represent 37% and 38% of total revenues for the three and six months ended June 30, 2024, respectively, compared to 40% and 41% in the same periods in 2023. Booking

Holdings and its affiliates represent 24% and 25% of total accounts receivable as of June 30, 2024 and December 31, 2023, respectively.
Deferred revenue
As of December 31, 2023, the deferred revenue balance was €1.2 million, €0.9 million of which was recognized as revenue during the six months ended June 30, 2024.
Foreign currency transaction gains and losses
We record gains and losses in our unaudited condensed consolidated statements of operations related to the recurring remeasurement and settlement of transactions in foreign currencies other than the functional currency.
Foreign currency transaction gains and losses presented within net other income for the three and six months ended June 30, 2024 were as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2024	2023	2024	2023
Foreign exchange gains/(losses), net	€(29)	€(58)	€109	€(363)

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

June 30, 2024
(in thousands)	Level 2
Cash equivalents:
Term deposits	€99,700
Investments and other assets:
Term deposits	1,351
Total	€101,051

December 31, 2023
(in thousands)	Level 2
Cash equivalents:
Term deposits	€64,123
Short-term investments:
Term deposits	25,225
Investments and other assets:
Term deposits	1,351
Total	€90,699
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.

Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as intangible assets, property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	June 30, 2024	December 31, 2023
Prepaid advertising	€1,033	€6,429
Other prepaid expenses	3,776	4,393
Assets held for sale	248	—
Other assets	752	210
Total	€5,809	€11,032
The long-term marketing sponsorship agreement which began in January 2021 contractually ended in June 2024. As of June 30, 2024, there is no balance pertaining to this contract included within prepaid advertising in the above table as compared to €4.0 million as of December 31, 2023.

Note 5: Property and equipment, net

	June 30, 2024	December 31, 2023
(in thousands)
Building and leasehold improvements	€4,117	€4,117
Capitalized software and software development costs	31,225	30,065
Computer equipment	15,591	15,375
Furniture and fixtures	3,021	2,999
Subtotal	€53,954	€52,556
Less: accumulated depreciation	44,627	42,477
Property and equipment, net	€9,327	€10,079

Note 6: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
On May 22, 2024, our supervisory board approved an amendment to the trivago N.V. 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares available for issuance by 20,526,250 shares. This amount will be added to the current maximum number of 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by ADSs for such Class A shares. The increase was effective on July 15, 2024, see Note 13: Subsequent events for further details.
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2024	2023	2024	2023
Equity classified awards	€1,927	€2,507	€2,975	€5,138
Liability classified awards	430	—	656	—
Total share-based compensation expense	€2,357	€2,507	€3,631	€5,138
Share-based award activity
The following table presents a summary of our share option activity for the six months ended June 30, 2024:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2024	30,917,455	2.25	7	3,074
Granted	8,550,000	0.36
Exercised(1)	912,300	0.06
Cancelled	4,946,515	6.43
Balance as of June 30, 2024	33,608,640	1.06	8	2,857
Exercisable as of June 30, 2024	7,912,930	3.37	12	629
(1) Inclusive of 567,775 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of June 30, 2024:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	22,728,640	1.40	8	1,869
Currently Exercisable	7,912,930	3.37	12	629

On April 1, 2024, 2,720,000 market-based and 4,080,000 service-based Class A share options were granted to the new Chief Financial Officer. The market-based awards cliff vest at the end of the performance period on April 1, 2028. The market condition is based upon trivago's volume-weighted average share price that determines the number of shares earned. The service-based options vest annually over three years beginning on April 1, 2025 in equal increments.
Also on April 1, 2024, a modification was made to the options originally granted to the Managing Directors on May 9, 2023 and subsequently modified on November 2, 2023. The strike price for 6,120,000 market-based and 9,180,000 service-based Class A share options was further reduced from the reduction made on November 2, 2023 as a result of the extraordinary dividend paid in 2023. Additionally, there were updates made to the market condition that determines the number of shares earned. As a result of the modification, additional incremental compensation cost of €1.7 million will be recorded over the remaining service periods for these awards.
The following table presents a summary of our restricted stock unit (RSU) activity for the six months ended June 30, 2024:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2024	2,202,775	1.79	6
Granted	4,723,845	0.47
Vested(1)	1,296,415	1.49
Cancelled	400,285	1.00
Balance as of June 30, 2024	5,229,920	0.73	6
(1) Inclusive of 653,835 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 7: Income taxes
Income tax benefit was €2.9 million during the three months ended June 30, 2024, compared to income tax expense of €4.1 million in the same period in 2023. The total weighted-average tax rate was 38.0% during the three months ended June 30, 2024, which was mainly driven by the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended June 30, 2024 was 37.0%, compared to 41.6% in the same period in 2023. The difference in effective tax rate during the three months ended June 30, 2024 compared to the same period in 2023 is primarily related to the difference in pre-tax profit and loss position between the two periods.
Income tax benefit was €5.3 million in the six months ended June 30, 2024, compared to income tax expense of €9.6 million in the six months ended June 30, 2023. Our effective tax rate for the six months ended June 30, 2024 was 28.5%, compared to 37.9% in the same period in 2023. The difference in effective tax rate during the six months ended June 30, 2024 compared to the same period in 2023 is primarily related to the difference in pre-tax profit and loss position between the two periods.
The difference between the weighted average tax rate and the effective tax rate for the three and six months ended June 30, 2024 is primarily attributable to the share-based compensation expense, which is not deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.6 million as of June 30, 2024. A liability for these tax benefits is presented under other long-term liabilities in the unaudited condensed consolidated financial statements.

Note 8: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of June 30, 2024, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of June 30, 2024, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.

Note 9: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
(€ thousands, except per share data)	2024	2023	2024	2023
Numerator:
Net income/(loss)	€(4,942)	€5,776	€(13,326)	€15,664

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	348,973	343,259	349,032	342,912
Diluted	348,973	352,440	349,032	352,728

Net income/(loss) per share:
Basic	€(0.01)	€0.02	€(0.04)	€0.05
Diluted	(0.01)	0.02	(0.04)	0.04
For the three and six months ended June 30, 2024, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding share options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 10: Commitments and contingencies
Legal proceedings
Two purported class actions have been filed in Ontario, Canada and Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims.
Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023, and a decision rejecting the appeal was announced on March 21, 2024. The plaintiffs filed a motion for leave to appeal on April 4, 2024 and filed supporting arguments on May 14, 2024. We challenged the motion on June 7, 2024 and expect a decision by the court in due course. A case management hearing in the class action that was filed in Israel has been rescheduled by the court to October 2024. The matter remains at a relatively early stage with the court still having to consider the parties' briefs submitted during the third quarter of 2024.

Note 11: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €47.5 million and €84.5 million for the three and six months ended June 30, 2024, respectively, compared to €48.8 million and €89.3 million in the same periods in 2023, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 40% and 38% of our total revenue for the three and six months ended June 30, 2024, respectively, compared to 39% and 38% in the same periods in 2023, respectively.
For the three and six months ended June 30, 2024 and 2023, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of June 30, 2024 and December 31, 2023 were €33.4 million and €19.1 million, respectively.
UBIO Limited
Effective January 11, 2024 we entered into a new commercial agreement with our existing partner UBIO Limited to increase the number of directly bookable rates available on our website for an initial term of 12 months. The agreement will extend by subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €1.3 million (GBP 1.1 million).
Our operating expenses related to this partner were €0.3 million and €0.7 million for the three and six months ended June 30, 2024, respectively, compared to €0.4 million and €0.8 million in the same periods in 2023, respectively.

Note 12: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three and six months ended June 30, 2024 and 2023. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended June 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€46,957	€47,880	€22,358	€—	€117,195
Subscription revenue	—	—	—	594	594
Other revenue	—	—	—	768	768
Total revenue	€46,957	€47,880	€22,358	€1,362	€118,557
Advertising Spend	36,538	39,663	19,324	—	95,525
ROAS contribution	€10,419	€8,217	€3,034	€1,362	€23,032
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,659
Other selling and marketing, including related party(1)					6,704
Technology and content, including related party					12,875
General and administrative, including related party					9,594
Operating loss					€(8,800)
Other income/(expense)
Interest expense					(4)
Interest income					1,014
Other, net					(23)
Total other income, net					€987
Loss before income taxes					€(7,813)
Benefit for income taxes					(2,891)
Loss before equity method investment					€(4,922)
Loss from equity method investment					(20)
Net loss					€(4,942)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended June 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€56,744	€42,886	€22,934	€—	€122,564
Subscription revenue	—	—	—	669	669
Other revenue	—	—	—	1,203	1,203
Total revenue	€56,744	€42,886	€22,934	€1,872	€124,436
Advertising Spend	40,559	30,178	14,011	—	84,748
ROAS contribution	€16,185	€12,708	€8,923	€1,872	€39,688
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,980
Other selling and marketing, including related party(1)					5,416
Technology and content, including related party					12,405
General and administrative, including related party					10,286
Amortization of intangible assets					34
Operating income					€8,567
Other income/(expense)
Interest expense					(1)
Interest income					1,329
Other, net					(57)
Total other income, net					€1,271
Income before income taxes					€9,838
Expense for income taxes					4,080
Income before equity method investment					€5,758
Income from equity method investment					18
Net income					€5,776
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€90,848	€85,966	€40,568	€—	€217,382
Subscription revenue	—	—	—	1,173	1,173
Other revenue	—	—	—	1,432	1,432
Total revenue	€90,848	€85,966	€40,568	€2,605	€219,987
Advertising Spend	72,808	72,923	33,877	—	179,608
ROAS contribution	€18,040	€13,043	€6,691	€2,605	€40,379
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,686
Other selling and marketing, including related party(1)					11,457
Technology and content, including related party					25,419
General and administrative, including related party					18,153
Amortization of intangible assets					23
Operating loss					€(20,359)
Other income/(expense)
Interest expense					(9)
Interest income					1,883
Other, net					(46)
Total other income, net					€1,828
Loss before income taxes					€(18,531)
Benefit for income taxes					(5,272)
Loss before equity method investment					€(13,259)
Loss from equity method investment					(67)
Net loss					€(13,326)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€108,600	€83,421	€39,855	€—	€231,876
Subscription revenue	—	—	—	1,375	1,375
Other revenue	—	—	—	2,221	2,221
Total revenue	€108,600	€83,421	€39,855	€3,596	€235,472
Advertising Spend	73,004	53,084	23,633	—	149,721
ROAS contribution	€35,596	€30,337	€16,222	€3,596	€85,751
Costs and expenses:
Cost of revenue, including related party, excluding amortization					6,143
Other selling and marketing, including related party(1)					10,509
Technology and content, including related party					24,866
General and administrative, including related party					20,839
Amortization of intangible assets					67
Operating income					€23,327
Other income/(expense)
Interest expense					(4)
Interest income					2,289
Other, net					(214)
Total other income, net					€2,071
Income before income taxes					€25,398
Expense for income taxes					9,616
Income before equity method investment					€15,782
Loss from equity method investment					(118)
Net income					€15,664
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 13: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 825 Class A shares were issued as a result of options exercised and RSUs released.
On July 15, 2024, we filed an S-8 registration statement with the SEC registering an additional 20,526,250 Class A shares that were approved to be awarded under the 2016 Omnibus Incentive Plan.
On July 30, 2024, we acquired a 30% equity interest in Holisto Limited for USD 10 million with an option to purchase the remaining 70% equity interest within the next 15 months. Holisto Limited is an artificial intelligence driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider.